SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OWENS CORNING

SAVINGS PLAN

OWENS CORNING

One Owens Corning Parkway

Toledo, Ohio 43659

Commission File No. 1-3660

Owens Corning Savings Plan

Contents

Report Letters	1-2

Statement of Net Assets Available for Plan Benefits	3

Statement of Changes in Net Assets Available for Plan Benefits	4

Notes to Financial Statements	5-11

Schedule of Assets Held at End of Year	Schedule I

EX-23.1

EX-23.2

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

Owens Corning Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of Owens Corning Savings Plan (the “Plan”) as of December 31, 2006 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management , as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and the changes in net assets available for plan benefits of the Plan for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to those basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Toledo, Ohio

June 26, 2007

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Owens Corning Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Owens Corning Savings Plan (the “Plan”) at December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Toledo, Ohio

June 23, 2006

Owens Corning Savings Plan

Statement of Net Assets Available for Plan Benefits

	December 31
	2006	2005
Assets
Investments—Participant directed (Note 4):
Mutual funds	$478,680,251	$420,966,018
Common collective trust fund	6,158,097	1,584,875
Company common stock and warrants	220,687	1,250,125
Loans to participants (Note 5)	9,457,277	9,384,309

Net Assets Available for Plan Benefits at Fair Value	494,516,312	433,185,327

Adjustments from Fair Value to Contract Value for Interest in Common Collective Trust Funds Relating to Fully Benefit-responsive Investment Contracts	61,835	—

Net Assets Available for Plan Benefits	$494,578,147	$433,185,327

See Notes to Financial Statements.

Owens Corning Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31
	2006	2005
Additions to Net Assets Available for Plan Benefits
Investment income:
Dividends	$30,416,148	$18,181,332
Interest on loans to participants	510,194	437,694
Net appreciation in fair value of investments (Note 3)	24,216,446	8,868,837

Total investment income	55,142,788	27,487,863

Contributions:
Participants	33,237,091	31,586,562
Owens Corning	16,303,150	15,495,712

Total contributions	49,540,241	47,082,274

Transfers in	1,243,257	954,960

Total additions	105,926,286	75,525,097

Deductions from Net Assets Available for Plan Benefits
Distributions to participants	(43,139,593)	(34,504,713)
Transfers out	(1,261,625)	(5,088,283)
Administrative expenses and other	(132,248)	(127,026)

Total deductions	(44,533,466)	(39,720,022)

Net Increase	61,392,820	35,805,075

Net Assets Available for Plan Benefits
Beginning of year	433,185,327	397,380,252

End of year	$494,578,147	$433,185,327

See Notes to Financial Statements.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 1—Summary of Significant Provision of the Plan and Accounting Policies

Operations of the Plan—Owens Corning Savings Plan (the “Plan”) principally benefits salaried employees of Owens Corning and certain designated subsidiaries (collectively, the “Company”), as described in the plan agreement. An eligible employee may elect to enroll in the Plan at any time.

Administrative expenses of the Plan are charged to the Plan and include professional fees and other administrative expenses.

Plan investment elections are shares of mutual funds managed by Fidelity Investments and Company stock and warrants. The Plan does not currently permit new investments in Company stock, but allows participants to elect to transfer amounts currently invested in Company stock and warrants to any other investment fund. Fidelity Management Trust Company (the “Trustee”) is the trustee as defined by the Plan and the Company is the plan sponsor. These transactions qualify as permitted party-in-interest transactions.

The following descriptions of the Plan provide only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Plan Contributions—Participants may elect to contribute from 1 percent to 50 percent of their base pay to the Plan. Participants may designate all or a portion of their contributions as deferred income up to the maximum allowed by federal law, pursuant to Section 401(k) of the Internal Revenue Code. These contributions are not subject to federal income tax until such amounts are distributed to the participants. Participants may also elect to make after-tax contributions to the Plan. The Plan requires remittance of participant contributions to the Trustee when deducted from participants’ paychecks.

The Company matches 100 percent of participants’ contributions up to 5 percent of eligible compensation deferred. Before 2003, the Company may also have made a profit-sharing contributions to the Plan. The amount of the contribution, if any, was determined solely by the Company and ranged from 0 percent to 4 percent. The profit-sharing contribution was suspended in 2003. All Company contributions are invested according to the participant’s elections at the time of the contribution; if a participant has no election on file, contributions are invested in the Fidelity Managed Income Portfolio. Prior to November 1, 2005, such contributions were invested in the Fidelity Retirement Money Market Portfolio.

Included in participant contributions for the years ended December 31, 2006 and 2005 in the accompanying financial statements is $1,752,478 and $1,998,332, respectively, of rollovers from other plans.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 1—Summary of Significant Provision of the Plan and Accounting Policies (Continued)

Allocation of Contributions—Participant contributions and Company-matching contributions are allocated to individual participant accounts each pay period. Each participant account is adjusted on each business day to reflect the fair market value of the investment funds in which the account is invested.

Plan Investment Options—Participants elect to have their contributions invested in 1 percent increments among the investment funds made available under the Plan. Participants may change their investment options and contribution rate on a daily basis and redistribute their account balances daily. Participants may discontinue their contributions to the Plan at any time. The Trustee, at its sole discretion subject to the provisions in the trust agreement, may hold any portion of any contribution in cash, which it considers necessary to meet anticipated disbursements.

Basis of Accounting—The accompanying financial statements have been prepared on the accrual basis.

Investment Valuation—The Plan’s investments are stated at fair value, except for its common collective trust fund, which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Investments in mutual funds are recorded on quoted market prices. The fair value of the Plan’s investments in Owens Corning common stock and warrants is based on the New York Stock Exchange closing market prices. Participant loans are stated at their outstanding balances, which approximate fair value.

Benefit Payments—Benefits are recorded when paid.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 1—Summary of Significant Provision of the Plan Accounting Policies (Continued)

Income Taxes—The Internal Revenue Service has issued a determination letter dated April 8, 2004 stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the “Code”) and that the trust is exempt from taxation under Section 501(a) of the Code. Participants generally are not subject to federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for federal tax purposes that portion of their contributions so designated, subject to certain limitations, until such time as they are withdrawn from the Plan. The Plan has been amended since the determination letter was issued. Management believes that the amendments do not change the Plan’s status for meeting the requirements of Section 401(a) of the Internal Revenue Code and that the trust is still exempt from taxation.

Proceedings in the Event of Plan Termination—Although the Company has not expressed any intent to do so, it has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the Plan accounts of each participant, if not previously vested, would become fully vested. Participants would, in accordance with the terms of the Plan, receive a distribution of their account balances including their contributions to the Plan and Company contributions to the Plan on their behalf and the earnings on those contributions.

Change in Presentation—In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1 (“FSP”), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP requires investments in benefit-responsive investment contracts to be presented at both fair value and contract value on the statement of net assets available for plan benefits. The result of the implementation of the FSP was to decrease investments and to increase the adjustment from fair value to contract value by $61,835 as of December 31, 2006. There was no impact of the implementation of the FSP on the 2005 financial statements.

Reclassification—Certain amounts on the 2005 financial statements have been reclassified to conform with the 2006 presentation.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 2—Plan Sponsor Voluntary Petition for Relief Under Chapter 11

As discussed in Note 1 of the Company’s 2005 financial statements included in its annual report filed on Form 10-K, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on October 5, 2000. The United States Bankruptcy Court for the District of Delaware approved the Company’s motion to continue to operate the Plan. The Plan was funded in accordance with the plan agreement provisions up to the time that the Company emerged from bankruptcy on October 31, 2006 and continues to operate under those plan provisions.

In connection with the Company’s emergence from bankruptcy, the shares of common stock in the Company’s common stock fund were cancelled on October 31, 2006. Participants who, as of that date, had amounts invested in the Company’s common stock fund in their accounts received warrants to purchase shares of the reorganized company.

Note 3—Realized Gains and Losses and Unrealized Appreciation and Depreciation

Purchases and sales of investments are reflected on a trade-date basis. Realized gains and losses are calculated using the average historical cost of investments. Unrealized appreciation (depreciation) represents the change in cumulative unrealized appreciation (depreciation) on investments since the beginning of the year.

During 2006 and 2005, the Plan’s investments, including gains (losses) on investments bought and sold, as well as held during the year, appreciated by $24,216,446 and $8,868,837, respectively, as follows:

	2006	2005
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$25,064,235	$9,721,554
Common stock and warrants	(847,789)	(852,717)

Total	$24,216,446	$8,868,837

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 4—Significant Plan Investments

The following presents investments that represent 5 percent or more of the net assets available for benefits at December 31, 2006:

Fidelity Low-priced Stock Fund	$94,028,503
Fidelity Diversified International Fund	58,308,985
Fidelity Retirement Money Market Portfolio	52,795,845
Spartan U.S. Equity Index Fund	40,121,835
Fidelity Blue Chip Growth Fund	31,619,784
Fidelity Puritan Fund	30,544,703
Fidelity Growth & Income Portfolio	30,524,299

The following presents investments that represent 5 percent or more of net assets available for benefits at December 31, 2005:

Fidelity Low-priced Stock Fund	$91,074,437
Fidelity Retirement Money Market Portfolio	51,253,386
Fidelity Diversified International Fund	47,570,504
Spartan U.S. Equity Index Fund	41,083,089
Fidelity Blue Chip Growth Fund	36,360,290
Fidelity Growth & Income Portfolio	31,308,057
Fidelity Puritan Fund	27,316,398

Note 5—Loans

Loans may be made from the Plan to active participants. The total amount a participant may borrow is the lesser of $50,000 or 50 percent of the participant’s total vested account balance, limited to the total of contributions designated as before-tax and related earnings. The minimum amount available for a loan is $1,000. The total amount a participant may borrow is reduced by the highest outstanding loan balance in the prior one-year period.

Loans advanced are repaid through regular payroll deductions with interest equal to the prime rate in effect on the last business day of the month prior to the employee’s loan application.

A loan can be requested for any reason. Under the terms of the Plan, a borrower has from one to five years to repay the loan. Loans transferred into the Plan from other plans are continued under the same terms applicable to the loan when it originated. Some of these transferred loans may have a repayment term that is longer than five years. Repayments of principal and interest are invested in the same manner as the participant’s contributions.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 6—Vesting, Forfeitures, and Distributions

Employees are 100 percent vested in participant contributions and Company-matching contributions when made. However, Company profit-sharing contributions, the last of which was made in the year ended December 31, 2002, continue to become 100 percent vested after three years of completed service.

Such vested contributions and earnings thereon are automatically distributable after termination of employment and upon attaining 65 years of age or death, whichever is earlier. If termination of employment occurs for any reason other than attaining 65 years of age or death, the participant’s account will become distributable at 65 years of age or death unless an election for immediate distribution is filed within 90 days of termination with the plan administrator.

Participants may at any time withdraw all or any part of the value of their after-tax contributions (this excludes contributions designated as deferrals). Participants who have attained age 65 and meet minimum service requirements may make withdrawals of Company contributions, except those Company contributions credited to their account prior to 1990. No other withdrawals of Company contributions can be made during employment. Participants aged 59 1/2, or older, may withdraw all or a portion of their before-tax deferral contributions and earnings. Otherwise, before-tax contributions may be withdrawn only under serious financial hardship. Earnings credited to the before-tax contributions before 1989, if any, are available for withdrawal only if participants can show evidence of a serious financial hardship.

Subsequent to December 30, 1989, Company contributions and earnings thereon cannot be withdrawn by participants, even if vested, unless terminated, retired, 65 years of age, or deceased. Prior to January 1, 2003, participants who voluntarily terminated or were terminated for cause forfeited the non-vested portion of the Company’s contributions and related earnings. Participants in the Plan on or after January 1, 2003 are 100 percent vested in Company contributions. Forfeitures, if any, are applied to reduce subsequent Company contributions to the Plan. The market value of the underlying investments forfeited by employees withdrawing from the Plan was $17,413 and $41,548 for the years ended December 31, 2006 and 2005, respectively. The forfeited amounts were used to reduce Company contributions for the years ended December 31, 2006 and 2005.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 7—Risks and Uncertainties

The Plan’s invested assets consist of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the inherent risk associated with investment securities and the uncertainty related to changes in the value of investment securities, it is at least reasonably possible that the exposure to these various risks and uncertainties in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and statement of changes in net assets available for plan benefits.

Owens Corning Savings Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN 34-4323452, Plan 004

December 31, 2006

(A)(B) Identity of Issuer, Borrower, Lessor, or Similar Party	(C) Description of Investment	(D) Cost	(E) Current Value
	Mutual funds:
Fidelity**	Low-Priced Stock Fund	*	$94,028,503
	Diversified International Fund	*	58,308,985
	Retirement Money Market Portfolio	*	52,795,845
	Spartan U.S. Equity Index Fund	*	40,121,835
	Blue Chip Growth Fund	*	31,619,784
	Puritan Fund	*	30,544,703
	Growth & Income Portfolio	*	30,524,299
	Growth Companies	*	23,031,053
	Investment Grade Bond Index	*	15,695,183
	Freedom 2000	*	522,002
	Contrafund	*	10,636,840
	Freedom 2020	*	8,772,173
	Aggressive Growth Funds	*	8,700,747
	Freedom 2010	*	7,918,116
	U.S. Bond Index	*	7,704,949
	Spartan Extended Market Index	*	7,415,018
	Freedom 2040	*	3,560,493
	Freedom 2030	*	5,083,410
	Freedom Income	*	1,520,854
American Beacon	Large Cap Value PlanAhd	*	6,544,986
Ariel Capital Mgmt	Ariel Fund	*	449,685
Columbia Mgmt	Columbia Acorn U.S.A. Fund Class Z	*	4,193,285
Goldman Sachs	Mid Cap Value CL A	*	2,141,538
Lazard	Emerging Markets Instl CL	*	13,054,234
Munder Funds	Mid-Cap Core Growth Class Y	*	3,624,746
Neuberger Berman	International Trust CL	*	4,788,139
Wells Fargo	Small Cap Value CL Z	*	5,378,846
Fidelity **	Common collective trust fund - Managed Income Portfolio	*	6,219,932
Owens Corning**	Company common stock - Warrant Fund	*	220,687
Participants	Loans to participants (interest rates ranging from 4% to 11.5%; maturity dates ranging from 2006 to 2025)	—	9,457,277

	Total investments		$494,578,147

*	Cost information not required.
**	Represents party-in-interest

Schedule I